April 18, 2011


Mr. Brick Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Touchstone Funds Group Trust
      File Nos. 33-70958 and 811-8104

Dear Mr. Barrientos:

This will confirm our telephone conversation on Tuesday, March 22, 2011 regarding the 485(a) filing made by Touchstone Funds Group Trust ("Registrant") on January 31, 2011. Your comments and the Registrant's responses are set forth below:

PROSPECTUS

Comment

You asked us to confirm that the ticker symbol(s) for the Touchstone Emerging Markets Equity Fund II (the "Fund") will be displayed on the cover page.

Response

We confirm that the ticker symbol(s) will be displayed.

Comment

You asked that we file a copy of the expense limitation agreement with the Part
C.

Response

We are confirming that we will file a copy of the expense limitation agreement with the Part C.

Comment

You asked that we disclose that acquired fund fees and expenses are excluded from the expense limitation agreement in footnote number 2 to the fee table on page 3 of the prospectus. You also asked that we delete the last sentence in that same footnote that states the following:

See the discussion entitled "Contractual Fee Waiver Agreement" under the section entitled "The Fund's Management" in the Fund's prospectus for more information.

Response

There are a number of expenses that are excluded from the expense limitation agreement. The sentence that references the contractual fee waiver agreement under the section entitled "The Fund's Management" points to the section that discusses the expense limitation agreement and its exclusions. We believe that referencing this section is appropriate for the summary section of the prospectus as we believe the summary section should be concise. We believe the reference to the discussion of the expense limitation agreement gives the shareholder a specfic section to reference to understand more about the expense limitation agreement.


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Comment

You asked that we delete the following bullet point in the principal investment strategy section on page 4 of the prospectus:

o That is considered by the Sub-Advisor, AGF Investments America Inc. ("AGF"), to have an economy and financial system comparable to countries included in the MSCI Emerging Markets Index; or

You stated that the sub-advisor's opinion on what is considered an emering market is too open-ended and their criteria for determining what is an emerging market is not defined.

Response

We have revised the language to explain what criteria the sub-advisor uses to determine how they define what an emerging market is if it is not included in the Morgan Stanley Capital International Emerging Markets Index. We believe this new language is sufficiently narrow criteria for determining what is an emerging market.

Comment

For the following bullet point in the principal investment strategy section on page 4 of the prospectus, you asked that we define or elaborate on what the word "dependent" means.

o Whose economic activity and capital markets are dependent on emerging market countries. Examples include Hong Kong and Singapore.

Response

We believe the disclosure is sufficient. AGF includes Hong Kong because it is technically part of, and is governed by, China, and a number of Chinese companies are listed in Hong Kong for capital access and liquidity purposes. The same applies to Singapore, as it is a key equity market for many Asian companies.

Comment

In reference to the sentence below that is in the principal investment strategy section on page 4 of the prospectus, you asked why we thought that broad diversification of the Fund's investments among securities and countries was an appropriate strategy for a "focused" fund.

The Fund generally holds 50 to 70 securities and attempts to broadly diversify its investments among securities and countries by limiting its exposure to a particular company or country.


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

Response

We have changed the name of the Fund to "Touchstone Emerging Markets Equity Fund II" which no longer carries the word "Focused" in its name.

Comment

In reference to the sentence below that is in the principal investment strategy section on page 4 of the prospectus, you asked that we provide a definition of a medium to large capitalization company.

The Fund invests primarily in medium to large capitalization companies in seeking to achieve its investment goal. These securities may be traded over the counter or listed on an exchange.

Response

The requested change has been made.

Comment

You suggested that we add headings to the risks discussed in the section titled "The Principal Risks" for the Fund.

Response

We believe that the risks are written in a concise, clear manner and that further streamlining may make such disclosure less useful to the reader.

Comment

Under the section entitled "Buying and Selling Fund Shares" on page 6 of the prospectus, you asked that we delete the cross reference in the sentence that states:

For more information about buying and selling shares see the section "Investing with Touchstone" of the Fund's prospectus or call 1.800.543.0407.

Response

We believe that referencing the section and phone number in the above sentence is beneficial to the shareholder and appropriate for the summary section of the prosepctus.

Comment

In reference to the sentence on page 7 discussing any possible change in the investment goal of the Fund, you asked that we change 30 days to 60 days.

You would be notified at least 30 days before any change takes effect.


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Response

We believe 30 days notice is an appropriate time frame for a change in the investment goal of the Fund.

Comment

In reference to the Portfolio Turnover risk discussion and Real Estate Investment Trusts ("REITS") discussion on page 8 of the prospectus, you stated that since these are listed as principal risks, portfolio turnover and REITS should be discussed as principal investment strategies of the Fund.

Response

We have moved the Portfolio Turnover risk discussion to the non-pricipal risks section as we believe they is not a principal risk of the Fund. The REITS discussion has been moved to the SAI as we believe it is not a principal risk of the Fund because investment in REITS is not considered an investment strategy of the Fund.

Comment

In reference to the non-pricipal risks section on page 8 of the prospectus, you stated that there should also be a discussion of the non-principal strategies of the Fund to accompany these risks.

Response

The section of the prospectus entitled "What are Some of the Non-Principal Risks of Investing in the Fund?" currently discloses some of the Fund's non-principal investment strategies and the corresponding risks. This section has been renamed "What are Some of the Non-Principal Investment Strategies and Risks of Investing in the Fund?" to clarify that this section also includes a discussion of the non-principal investment strategies of the Fund.

Comment

In reference to portfolio manager Stephen Way's background information on page 11 of the prospectus, you asked that we provide specific details on what title he held from 2006 through 2009 (when he was named sub-advisor of the emerging markets mandate).

Response

The requested change has been made.

SAI

Comment

On the cover page of the SAI, you asked that we delete the reference below:

The Semi-Annual Report for the six months ended March 31, 2010 is also incorporated into this SAI by reference.


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Response

The requested change has been made.

Comment

For the section entitled "Disclosure of Portfolio Holdings" on page 117 of the SAI, you asked that we add language regarding the portfolio holdings procedures for the service providers of the Touchstone Funds Group Trust funds. You also asked that we disclose the lag time, if any, from when the holdings become part of the portfolio and when they are disclosed to the various parties.

Response

We have revised the language in the SAI to be clearer regarding the portfolio holdings procedures for the service providers. We believe the current language does in fact disclose the lag time when the holdings become part of the portfolio and when they are disclosed to the various parties.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary


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